Exhibit 21.1

Significant subsidiaries

Entity	State or Country of Incorporation or Organization
GE Precision Healthcare LLC	Delaware
GE Medical Systems Global Technology Company, LLC	Delaware
GE Medical Systems Sweden AB	Sweden
GE Treasury HCS Holdings, Inc.	Delaware
Instrumentarium Holdings, Inc.	Delaware
GE Healthcare Clinical Systems Norway AS	Norway
GE Healthcare Holding Norge AS	Norway